April 25, 2025

Mr. John Kernan
Chief Accounting Office
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Calamos Global Total Return Fund (“CGO”) (File No. 811-2547); Calamos Convertible and High Income Fund (“CHY”) (File No. 811-21319); Calamos Convertible Opportunities and Income Fund (“CHI”) (File No. 811-21080); Calamos Global Dynamic Income Fund (“CHW”) (File No. 811-22047) and Calamos Strategic Total Return Fund (“CSQ”) (File No. 811-21484) (each, a “Registrant” and, collectively, the “Registrants”)

Dear Mr. Kernan:

I am writing to respond to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided by telephone on March 26, 2025 regarding certain of the Registrants’ reports on Form N-CSR, as noted below filed under the Investment Company Act of 1940, as amended (“1940 Act”) for the periods ended October 31, 2024 for each Registrant. Your comments are summarized below, followed by our responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the applicable report.

1. Comment – The Staff notes that the most recent registration statements for certain funds state the intent to forward incorporate by reference the most recent annual reports, but Form N-CSR filings do not consistently include an auditor’s consent. For example, the Calamos Global Total Return Fund filed an auditor’s consent with its prior year Form N-CSR1 but omitted to file an auditor’s consent in the current year2. For applicable funds, please confirm the intent to incorporate the annual reports by reference and if applicable, please amend and refile Form N-CSR with an appropriate auditor’s consent. As Staff had a similar comment in prior correspondence, please explain what steps will be taken to enhance internal controls surrounding this process.

Response – The Registrant (CGO) was not required to file an auditor’s consent with its Form N-CSR filed on December 27, 2024 given that CGO was not engaged in continuous at-the-market shelf offering as of October 31, 2024. CGO’s shelf registration statement expired on March 1, 2024, and was not renewed. The Registrant reviewed the N-CSR filing so only those Calamos closed-end funds with active shelf registration statements included the auditor’s consent and the forward incorporation disclosure. The Registrant believes that the filings were in line with controls in light of earlier comments on a similar issue. Each Fund was filed with the appropriate disclosure and auditor’s consents only if an active shelf registration statement was in place as of October 31, 2024.

1 See Form N-CSR filed Dec. 29, 2023 -- Consent of Independent Registered Public Accounting Firm dated December 20, 2023 (Ex. 99.(A)(2)(XIV).

2 See Form N-CSR filed Dec. 27, 2024.

2. Comment – For open written options contracts, please disclose all information required by Reg S-X 12-133 in columns A through G, including the counterparty.

Response – The Registrant notes that open written options contracts held by the Calamos Funds are all exchange traded options and, as such, disclosure of the counterparty was not required by Reg S-X 12-134. The Registrant, in future filings, will update the Schedule of Investments header to reflect “Exchange Traded Written Options.”

3. Comment – Please provide an analysis citing applicable sections of ASC 820 Fair value measurements, other applicable accounting and regulatory guidance, and the Registrants’ valuation policies and procedures supporting the classification of written options by certain Registrants as Level 1 in the ASC 820 Fair Valuation Hierarchy. In your response, if applicable, please describe the active markets referenced for identical assets as a basis for your categorization.

Response – The Registrant notes that open written options contracts held by Registrants are all exchange traded options and, as such, were Level 1 investments. Under ASC 820 these are considered quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.5 The Registrant, in future filings, will update the ASC 820 leveling table in the Notes to Financials to reflect “Exchange Traded Written Options.”

4. Comment – Please provide an analysis citing applicable US GAAP and other applicable accounting guidance supporting the Registrants’ disclosure of securities lending activities undertaken by State Street Bank and Trust Company (“SSBT”) on the Registrants’ behalf pursuant to the Amended and Restated Liquidity Agreement (the “SSB Agreement”). In your response, please explain why it is not appropriate to disaggregate and fully disclose the securities lending activities undertaken pursuant to the SSB Agreement in the financial statements.

Response – Under the SSB Agreement, the securities lending loans are overnight and continuous. To satisfy the quantitative disclosure requirement ASU 2014-11 in paragraph 860-30-50-7, the Registrant, in future filings, will add the following language to the Notes to Financials: “The securities on loan are collateralized by cash collateral received and not securities as disclosed in the Statement of Assets and Liabilities and the Schedule of Investments. The contractual maturity of the collateral received under the securities lending agreement is classified as overnight and continuous.”

3 See Reg. S-X, §210.12-13 Open Option Contracts Written.

4 Ibid. See Column B and footnote 4 – “Not required for exchange traded or centrally cleared options.”

5 See FASB Accounting Standards Update, No. 2022-03 – June 2022, Fair Value Management (Topic 820). “Inputs to Valuation Techniques, General Principles, 820-10-35-36B – which states in part: “In all cases, if there is a quoted price in an active market (that is, a Level 1 input) for an asset or a liability, a reporting entity shall use that quoted price without adjustment when measuring fair value, except as specified in paragraph 820-10-35-41C.”

We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (630) 245-8394.

Very truly yours,

/s/ J. Christopher Jackson
J. Christopher Jackson
Assistant Secretary

cc:

John P. Calamos, Sr.

Paulita A. Pike, Esq.

Rita Rubin, Esq.

Elizabeth L. Madsen, Esq.

Erik D. Ojala, Esq.

Susan Schoenberger, Esq.